Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

CHAIRMAN OF THE BOARD IS UNDER INVESTIGATION

This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rules 13.09 and 13.51(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong).

The board of directors of the Company (the “Board”) wishes to inform the shareholders of the Company that according to the information disclosed on the website of CPC Central Commission for Discipline Inspection (中共中央紀律檢查委員會) and Ministry of Supervision of the People’s Republic of China (中華人民共和國監察部), Si Xian Min, Chairman of the Board, is currently under investigation by the relevant authorities for suspected serious disciplinary violations.

The Company continues to conduct operations in the usual and ordinary course of its business. The Company will make further announcement as and when appropriate according to the requirements of relevant laws, regulations and the Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Tan Wan Geng
Vice Chairman

Guangzhou, the People’s Republic of China

5 November 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.